UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)1

Genesco Inc.

(Name of Issuer)

Common Stock, $1.00 par value per share

(Title of Class of Securities)

371532102

(CUSIP Number)

CHRISTOPHER S. KIPER Legion Partners Asset Management, LLC 9401 Wilshire Blvd, Suite 705 Beverly Hills, CA 90212 (310) 729-8588	STEVEN E. LITT 4010 Capital, LLC 48 Brookridge Drive Greenwich, CT 06830 646-863-8024

STEVE WOLOSKY, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 24, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 371532102

1	NAME OF REPORTING PERSON

Legion Partners, L.P. I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		732,087
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

732,087
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

732,087
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.68%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP NO. 371532102

1	NAME OF REPORTING PERSON

Legion Partners, L.P. II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		29,620
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

29,620
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

29,620
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP NO. 371532102

1	NAME OF REPORTING PERSON

Legion Partners Special Opportunities, L.P. VIII
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		268,427
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

268,427
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

268,427
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.35%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP NO. 371532102

1	NAME OF REPORTING PERSON

Legion Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,030,134
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,030,134
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,030,134
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.17%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP NO. 371532102

1	NAME OF REPORTING PERSON

Legion Partners Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,030,134
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,030,134
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,030,134
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.17%
14	TYPE OF REPORTING PERSON

IA

6

CUSIP NO. 371532102

1	NAME OF REPORTING PERSON

Legion Partners Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,030,234
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,030,234
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,030,234
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.17%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP NO. 371532102

1	NAME OF REPORTING PERSON

Christopher S. Kiper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,030,234
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,030,234
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,030,234
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.17%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP NO. 371532102

1	NAME OF REPORTING PERSON

Raymond White
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,030,234
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,030,234
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,030,234
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.17%
14	TYPE OF REPORTING PERSON

IN

9

CUSIP NO. 371532102

1	NAME OF REPORTING PERSON

4010 Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		35,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

35,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

35,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

10

CUSIP NO. 371532102

1	NAME OF REPORTING PERSON

4010 General Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		35,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

35,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

35,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

11

CUSIP NO. 371532102

1	NAME OF REPORTING PERSON

4010 Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		35,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

35,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

35,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

12

CUSIP NO. 371532102

1	NAME OF REPORTING PERSON

Steven E. Litt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		35,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

35,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

35,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

13

CUSIP NO. 371532102

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (the “Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety as follows:

The Shares purchased by each of Legion Partners I, Legion Partners II, Legion Partners Special VIII, Legion Partners Holdings and 4010 Partners were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted in Schedule A, which is incorporated herein by reference.

The aggregate purchase price of the 732,087 Shares owned directly by Legion Partners I is approximately $21,149,941, including brokerage commissions. The aggregate purchase price of the 29,620 Shares owned directly by Legion Partners II is approximately $826,589, including brokerage commissions. The aggregate purchase price of the 268,427 Shares owned directly by Legion Partners Special VIII is approximately $8,440,323, including brokerage commissions. The aggregate purchase price of the 100 Shares owned directly by Legion Partners Holdings is approximately $3,827, including brokerage commissions. The aggregate purchase price of the 35,000 Shares beneficially owned by 4010 Partners is approximately $1,043,129, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On April 24, 2018, the Reporting Persons and the Issuer entered into a cooperation agreement (the “Cooperation Agreement”). Pursuant to the Cooperation Agreement, the Issuer increased the size of its Board of Directors (the “Board”) by two and immediately appointed Marjorie L. Bowen and Joshua E. Schechter to the Board with a term expiring at the Issuer’s 2018 Annual Meeting of Shareholders (the “2018 Annual Meeting”). The Issuer has agreed to nominate Ms. Bowen and Mr. Schechter for election to the Board at the 2018 Annual Meeting and reduce the size of the Board by one director, so that immediately following the 2018 Annual Meeting, the Board will be fixed at 11 directors.

Also pursuant to the Cooperation Agreement, the Issuer has agreed to appoint Ms. Bowen and Mr. Schechter to the Board’s Strategic Alternatives Committee, which committee will undertake an updated review of strategic alternatives. The Board has agreed to consider, in good faith and with the advice of its financial advisors, returning all or a substantial portion of the net proceeds from the sale of the Issuer’s Lids Sports Group to shareholders, including through share repurchases and/or special dividend.

The Cooperation Agreement further provides that during the Standstill Period (as defined below) if Ms. Bowen or Mr. Schechter cease to serve on the Board and at that time the Reporting Persons beneficially owns Shares representing in the aggregate at least half of what the Reporting Persons’ beneficially owned as of the date of the Cooperation Agreement, the Reporting Persons shall, except in limited circumstances, have the right to propose a replacement who satisfies certain conditions set forth therein.

14

CUSIP NO. 371532102

The terms of the Cooperation Agreement provide that the Reporting Persons are subject to customary standstill obligations until ten (10) business days prior to the deadline for the submission of shareholder nominations of directors for the 2019 Annual Meeting of Shareholders (the “Restricted Period”). The Reporting Persons have also agreed to vote in a manner consistent with the recommendation of the Board, subject to certain exceptions specified in the Cooperation Agreement.

The foregoing description of the Cooperation Agreement is qualified in its entirety by reference to the full text of the Cooperation Agreement, which is referenced as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated in their entirety as follows:

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 19,918,468 Shares outstanding as of March 16, 2018, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 4, 2018.

A.	Legion Partners I
(a)	As of the close of business on April 25, 2018, Legion Partners I beneficially owned 732,087 Shares.

Percentage: Approximately 3.68%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 732,087
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 732,087

(c)	Legion Partners I has not entered into any transactions in the Shares since the filing of Amendment No. 2.
B.	Legion Partners II
(a)	As of the close of business on April 25, 2018, Legion Partners II beneficially owned 29,620 Shares.

Percentage: Less than 1.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 29,620
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 29,620

(c)	The transactions in the Shares by Legion Partners II since the filing of Amendment No. 2 are set forth in Schedule A and are incorporated herein by reference.
C.	Legion Partners Special VIII
(a)	As of the close of business on April 25, 2018, Legion Partners Special VIII beneficially owned 268,427 Shares.

Percentage: Approximately 1.35%

15

CUSIP NO. 371532102

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 268,427
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 268,427

(c)	Legion Partners Special VIII has not entered into any transactions in the Shares since the filing of Amendment No. 2.
D.	Legion Partners, LLC
(a)	As the general partner of each of Legion Partners I, Legion Partners II and Legion Partners Special VIII, Legion Partners, LLC may be deemed the beneficial owner of the (i) 732,087 Shares owned by Legion Partners I, (ii) 29,620 Shares owned by Legion Partners II, and (iii) 268,427 Shares owned by Legion Partners Special VIII.

Percentage: Approximately 5.17%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,030,134
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,030,134

(c)	Legion Partners, LLC has not entered into any transactions in the Shares since the filing of Amendment No. 2.
E.	Legion Partners Asset Management
(a)	Legion Partners Asset Management, as the investment advisor of each of Legion Partners I, Legion Partners II and Legion Partners Special VIII, may be deemed the beneficial owner of the (i) 732,087 Shares owned by Legion Partners I, (ii) 29,620 Shares owned by Legion Partners II, and (iii) 268,427 Shares owned by Legion Partners Special VIII.

Percentage: Approximately 5.17%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,030,134
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,030,134

(c)	Legion Partners Asset Management has not entered into any transactions in the Shares since the filing of Amendment No. 2.
F.	Legion Partners Holdings
(a)	As of the close of business on April 25, 2018, Legion Partners Holdings directly owned 100 Shares. Legion Partners Holdings, as the sole member of Legion Partners Asset Management and sole member of Legion Partners, LLC, may be deemed the beneficial owner of the (i) 732,087 Shares owned by Legion Partners I, (ii) 29,620 Shares owned by Legion Partners II, and (iii) 268,427 Shares owned by Legion Partners Special VIII.

Percentage: Approximately 5.17%

16

CUSIP NO. 371532102

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,030,234
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,030,234

(c)	Legion Partners Holdings has not entered into any transactions in the Shares since the filing of Amendment No. 2.
G.	Messrs. Kiper and White
(a)	Each of Messrs. Kiper and White, as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings, may be deemed the beneficial owner of the (i) 732,087 Shares owned by Legion Partners I, (ii) 29,620 Shares owned by Legion Partners II, (iii) 268,427 Shares owned by Legion Partners Special VIII, and (iv) 100 Shares owned by Legion Partners Holdings.

Percentage: Approximately 5.17%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,030,234
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,030,234

(c)	None of Messrs. Kiper or White has entered into any transactions in the Shares since the filing of Amendment No. 2.
H.	4010 Partners
(a)	As of the close of business on April 25, 2018, 4010 Partners beneficially owned 35,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 35,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 35,000

(c)	4010 Partners has not entered into any transactions in the Shares since the filing of Amendment No. 2.
I.	4010 General Partner
(a)	As the general partner of 4010 Partners, 4010 General Partner may be deemed to beneficially own the 35,000 Shares beneficially owned by 4010 Partners.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 35,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 35,000
17

CUSIP NO. 371532102

(c)	4010 General Partner has not entered into any transactions in the Shares since the filing of Amendment No. 2.
J.	4010 Capital
(a)	As the investment manager to 4010 Partners, 4010 Capital may be deemed to beneficially own the 35,000 Shares beneficially owned by 4010 Partners.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 35,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 35,000

(c)	4010 Capital has not entered into any transactions in the Shares since the filing of Amendment No. 2.
K.	Mr. Litt
(a)	As the managing member of 4010 General Partner, Mr. Litt may be deemed to beneficially own the 35,000 Shares beneficially owned by 4010 Partners.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 35,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 35,000

(c)	Mr. Litt has not entered into any transactions in the Shares since the filing of Amendment No. 2.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the securities reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that are not directly owned by such Reporting Person, except to the extent of their pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On April 24, 2018, the Reporting Persons and the Issuer entered into the Cooperation Agreement as defined and described in Item 4, which is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Cooperation Agreement dated as of April 24, 2018 by and among the Reporting Persons and the Issuer.

18

CUSIP NO. 371532102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 25, 2018

Legion Partners, L.P. I

By:	Legion Partners Asset Management, LLC
Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners, L.P. II

By:	Legion Partners Asset Management, LLC
Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners Special Opportunities, L.P. VIII

By:	Legion Partners Asset Management, LLC
Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director
Legion Partners, LLC

By:	Legion Partners Holdings, LLC
Managing Member

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

19

CUSIP NO. 371532102

Legion Partners Asset Management, LLC

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners Holdings, LLC

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

/s/ Christopher S. Kiper
Christopher S. Kiper

/s/ Raymond White
Raymond White

20

CUSIP NO. 371532102

4010 Partners, LP By: 4010 General Partner, LLC, its General Partner
By:	/s/ Steven E. Litt
	Name:	Steven E. Litt
	Title:	Managing Member

4010 General Partner, LLC
By:	/s/ Steven E. Litt
	Name:	Steven E. Litt
	Title:	Managing Member

4010 Capital, LLC
By:	/s/ Steven E. Litt
	Name:	Steven E. Litt
	Title:	Managing Member

/s/ Steven E. Litt
Steven E. Litt

21

CUSIP NO. 371532102

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 2 to the Schedule 13D

Nature of Transaction	Date of Purchase/Sale	Securities Purchased/(Sold)	Price ($)

Legion Partners, L.P. II

Sale of Common Stock	04/04/2018	(3,400)	$40.6471